Alliance & Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2008 AUG 11 P 2:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08004264

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

31 July 2008

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 June to 31 July 2008.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

PROCESSED
AUG 13 2008
THOMSON REUTERS

1990006 (9/06)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

June/July 2008

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 6 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Various	6 June 2008
Michael Thomas	13 June 2008
Various	7 July 2008

Form TR-1 Notification of Major Interests in Shares

FIL Limited	21 July 2008n
Capital Group International Inc	22 July 2008

Announcements –

Voting Rights and Capital
Appointment of Ian Buchanan to A&L Board
Appointment of Ian Gillespie as Chairman of A&L
Announcement re Alan Gillespie
Rule 2.10 Disclosure

Information distributed to the Company's security holders

NIL

File No. 82-4964

Companies House
for the record

RECEIVED
2008 AUG 11 P 2:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2008	04	06	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5082		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 171

Schedule of Allotments

Date of Exercise: **04/06/2008**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
WILLIAM HAMILTON	PATERSON	LAIGH BROWNMUIR	GLASSFORD BY STRATHAVEN	SOUTH LANARKSHIRE	LE16 7SE	ML10 6TX		1,243	1,243	0	0
WILLIAM HAMILTON	PATERSON	LAIGH BROWNMUIR	GLASSFORD BY STRATHAVEN	SOUTH LANARKSHIRE	LE16 7SE	ML10 6TX		1,298	1,298	0	0
WILLIAM HAMILTON	PATERSON	LAIGH BROWNMUIR	GLASSFORD BY STRATHAVEN	SOUTH LANARKSHIRE	LE16 7SE	ML10 6TX		1,243	1,243	0	0
WILLIAM HAMILTON	PATERSON	LAIGH BROWNMUIR	GLASSFORD BY STRATHAVEN	SOUTH LANARKSHIRE	LE16 7SE	ML10 6TX		1,298	1,298	0	0
							0	**5,082**	**5,082**	**0**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 AUG 11 P 2:-2

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	06	2008	16	06	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7727		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Form revised 10/03

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 173

Schedule of Allotments

Date of Exercise: **16/06/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANNIKA MARIA	WAHLBERG	THE CASTLE	CHURCH HILL	STRETTON-ON-DUNSMORE	LE16 7SE	WARWICKS	3,237	692	2,545	0
ANNIKA MARIA	WAHLBERG	THE CASTLE	CHURCH HILL	STRETTON-ON-DUNSMORE	LE16 7SE	WARWICKS	3,237	691	2,546	0
						0	**6,474**	**1,383**	**5,091**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 AUG 11 P 2:-2

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	06	2008	11	06	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4934		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 172

Schedule of Allotments

Date of Exercise: 11/06/2008

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael A	Thomas	OXHOLME	DEVON LANE	BOTTESFORD	LE16 7SE	NOTTINGH	2,467	1,015	1,452	0
Michael A	Thomas	OXHOLME	DEVON LANE	BOTTESFORD	LE16 7SE	NOTTINGH	2,467	1,016	1,451	0
						0	4,934	2,031	2,903	0

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 / 07 / 2008	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	41,143		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	2.555		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 JUL 11 P 2:42

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	07	2008	16	07	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3009		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 175 DBS

Schedule of Allotments
Date of Exercise: **16/07/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
RODNEY DENIS	MCMICHAEL	GLENSHESK HOUSE	SIX ACRES	BROUGHTON ASTLEY	LEICESTERSHIRE	LE9 6PX	927	927	0	0
RODNEY DENIS	MCMICHAEL	GLENSHESK HOUSE	SIX ACRES	BROUGHTON ASTLEY	LEICESTERSHIRE	LE9 6PX	241	241	0	0
RODNEY DENIS	MCMICHAEL	GLENSHESK HOUSE	SIX ACRES	BROUGHTON ASTLEY	LEICESTERSHIRE	LE9 6PX	669	669	0	0
RODNEY DENIS	MCMICHAEL	GLENSHESK HOUSE	SIX ACRES	BROUGHTON ASTLEY	LEICESTERSHIRE	LE9 6PX	572	572	0	0
							2,409	**2,409**	**0**	**0**

File No. 82-4964

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	07	2008	18	07	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	927		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 176 DBS

Schedule of Allotments
Date of Exercise: **18/07/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
RODNEY DENIS	MCMICHAEL	GLENSHESK	SIX ACRES	BROUGHTON ASTLEY	LE16 7SE	LEICESTERSHIRE	927	927	0	0
						0	**927**	**927**	**0**	**0**

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	30	4.125
C S Rhodes	Yes	Yes	30	4.125
R L Banks	Yes	Yes	30	4.125
I D Buchanan	Yes		30	4.125
S G Dawkins	Yes		30	4.125
B P Glover	Yes		30	4.125
T S Lloyd	Yes		30	4.125
G Pilkington	Yes		30	4.125
G Wilkinson	Yes		30	4.125

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

270

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Michael Thomas	Yes		4,934	£Nil (i)

i) Exercise of options granted in April 2005 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p.

Mr Thomas sold 2,031 of the 4,934 shares on the London Stock Exchange at £3.345 per share to fund the tax and national insurance costs and retained the balance of 2,903 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under Alliance & Leicester Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

4,934

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	50	2.555
C S Rhodes	Yes	Yes	50	2.555
R L Banks	Yes	Yes	50	2.555
I D Buchanan	Yes	Yes	50	2.555
S G Dawkins	Yes		50	2.555
B P Glover	Yes		50	2.555
T S Lloyd	Yes		50	2.555
G Pilkington	Yes		50	2.555
G Wilkinson	Yes		50	2.555

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

450

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Alliance & Leicester plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	**FIL Limited (FIL)**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**21 July 2008**
6. Date on which issuer notified:	**23 July 2008**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary shares ISIN GB0000386143	21,591,136	21,591,136	19,620,336	19,620,336			4.66%

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	Capital Group International, Inc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 July 2008
6. Date on which issuer notified:	23 July 2008
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary shares ISIN	25,483,499	25,483,499	23,715,515		23,715,515		5.6342%

B: Financial Instruments

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 June 2008 consists of:

420,917,175 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,917,175. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

ALLIANCE & LEICESTER STRENGTHENS BOARD

Alliance & Leicester today announces a reorganisation of responsibilities for Board members and some senior managers. These are designed to position the Group well for the current and future operating environment.

As part of the changes, Ian Buchanan, currently Group IT Director, will join the Board of Alliance & Leicester plc as Group Manufacturing Director with effect from 7 July 2008.

The principal changes in responsibilities are laid out below and will also take place with effect from 7 July 2008.

Revised responsibilities - executive directors

Richard Banks, currently Managing Director, Commercial Banking, will become Group Risk Director with overall responsibility for all of the Group's risk management processes. Centralising responsibility for risk management will provide even greater focus on ensuring that the Group continues to meet its strategic objective of maintaining above average asset quality for its customer loans and advances.

Chris Rhodes, Group Finance Director, will take responsibility for the Group's Treasury in addition to his Finance Director responsibilities.

Ian Buchanan will, as Group Manufacturing Director, be responsible for the customer servicing and back office operations which support the Retail and Commercial banking activities of the Group, including the Group's IT operations.

Revised responsibilities – selected other senior management

The Group is in the process of identifying a candidate for a new role of Managing Director, Retail Bank, who will be responsible for the Group's Retail Bank business, reporting to David Bennett, Group Chief Executive.

Bryce Glover, currently Director of Corporate Banking will become Managing Director, Commercial Bank, with responsibility for the Group's Commercial Bank business, also reporting to David Bennett.

Comment

David Bennett, Group Chief Executive, said:

"Ian Buchanan joined the Group as IT Director in 2005, with a background in IT and operations leadership. He has demonstrated outstanding leadership skills and business acumen, and we look forward to the further contribution he will make to the Group's success as Group Manufacturing Director.

Alan Gillespie to chair Alliance & Leicester plc

The Board of Alliance & Leicester plc is pleased to announce the appointment of Alan Gillespie as Chairman. Alan Gillespie has over thirty years' experience in the banking industry. He has been Chairman of the Ulster Bank Group (a wholly owned subsidiary of The Royal Bank of Scotland Group) since 2001 and is stepping down from that role on 4 September 2008. He will take up the role of Chairman of Alliance & Leicester from 8 September 2008. The appointment is subject to regulatory approval.

Roy Brown will revert to his previous role of Deputy Chairman and Senior Independent Director following the appointment, having taken on the responsibility as Acting Chairman following the death of Sir Derek Higgs in April 2008.

Roy Brown said:

"We are delighted to appoint Alan Gillespie as Chairman of Alliance & Leicester. Alan's career includes outstanding accomplishments in capital markets and corporate finance in two leading global financial institutions as well as Chairmanship of a retail bank. He has also played significant leadership roles in the public sector. After a thorough search of a wide range of potential candidates, Alan was the outstanding choice. He is well connected in banking circles, understands UK retail and corporate banking and brings the experience, skill and energy needed to chair Alliance & Leicester"

David Bennett, Group Chief Executive, said:

"Alan has a wealth of experience as a successful banker and a proven record as a successful Chairman of both banking and government organisations. I look forward to working with him on the future development of Alliance & Leicester."

Alan Gillespie said:

"I am particularly pleased to become the next Chairman of Alliance & Leicester. With its distinctive brand and customer franchise, and broadly diversified retail and commercial banking businesses, it is well positioned to face the challenging times in the banking industry. Its strong internal culture, committed management team and good credit quality provide a firm platform for growth as opportunities arise."

Information on Alan Gillespie

- Alan Gillespie CBE (aged 57), a native of Northern Ireland, was educated at the University of Cambridge, 1969-1976. His PhD thesis was on the role of industrial location policy on economic development.
- His banking career began at Citibank where he spent ten years (1976-1986) with assignments in London and Geneva, specializing in debt capital markets.
- He joined Goldman Sachs & Co in New York in 1986 and then spent fourteen years with the firm in London as a Partner and Managing Director. He was responsible for marketing corporate finance advisory and M&A services in the UK and Ireland. He established and was co-head of Goldman Sachs European

CHAIRMAN OF ALLIANCE & LEICESTER

It was announced on 9 July 2008 that Alan Gillespie had been offered and accepted the role of Chairman of Alliance & Leicester plc, with the appointment due to commence from 8 September 2008.

In the light of today's announcement that the Board of Alliance & Leicester are recommending acceptance of an offer by Santander for the entire issued and to be issued share capital of the company, Alan Gillespie will no longer become Chairman of Alliance & Leicester.

Roy Brown will continue with his existing role of acting Chairman.

Contacts

Stuart Dawkins
Director of Corporate Communications 0116 200 3088

Mark Jones
Investor Relations 0016 200 4492

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 420,921,111 ordinary shares of 50 pence each. The International Securities Identification Number for shares is GB0000386143.

END